================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                   CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                                (Name of Issuer)

                    Common Shares, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                   510918 10 0
                      (CUSIP Number of Class of Securities)

      Dr. Kurt J. Kinzius              and             Marco De Benedetti
         Mannesmann AG                                   Olivetti S.p.A.
       Mannesmannufer 2                                Via Lorenteggio 257
   40213 Dusseldorf, Germany                           20152 Milan, Italy
  Telephone: 49-711-990-2200                        Telephone: 39-2-4836-6701

                                    Copy to :

                               Neil Novikoff, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                February 2, 1999
             (Date of Event which Requires Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: / /



================================================================================

                                  SCHEDULE 13D

------------------------
CUSIP NO. 150918 10 0
--------------------------------------------------------------------------------
1. Names of Reporting Persons and S.S. or I.R.S. Identification Numbers of Above Persons (entities only): Kensington Acquisition Sub, Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:  (a)  [  ]  (b)  [  ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:  AF

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(e) or 2(f):  [  ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------
                        7.   Sole Voting Power:  12,079,305

                        --------------------------------------------------------
   Number of Shares     8.   Shared Voting Power:  None
     Beneficially
    Owned by Each       --------------------------------------------------------
   Reporting Person     9.   Sole Dispositive Power:  12,079,305

                        --------------------------------------------------------
                        10.  Shared Dispositive Power:  None

                        --------------------------------------------------------
                        11.  Aggregate Amount Beneficially Owned: 12,079,305

--------------------------------------------------------------------------------
12.  Check if Amount in Row (11) Excludes Certain Shares:  [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  67.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------
CUSIP NO. 150918 10 0
--------------------------------------------------------------------------------
1. Names of Reporting Persons and S.S. or I.R.S. Identification Numbers of Above Persons (entities only): Olivetti S.p.A.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:  (a)  [  ]  (b)  [  ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:  WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(e) or 2(f):  [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Italy

--------------------------------------------------------------------------------
                        7.   Sole Voting Power: None

                        --------------------------------------------------------
   Number of Shares     8.   Shared Voting Power:  12,079,305
     Beneficially
    Owned by Each       --------------------------------------------------------
   Reporting Person     9.   Sole Dispositive Power:  None

                        --------------------------------------------------------
                        10.  Shared Dispositive Power:  12,079,305

                        --------------------------------------------------------
                        11.  Aggregate Amount Beneficially Owned: 12,079,305

--------------------------------------------------------------------------------
12.  Check if Amount in Row (11) Excludes Certain Shares:  [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  67.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  CO

--------------------------------------------------------------------------------

                                  SCHEDULE 13D


------------------------
CUSIP NO. 150918 10 0
--------------------------------------------------------------------------------
1. Names of Reporting Persons and S.S. or I.R.S. Identification Numbers of Above Persons (entities only): Mannesmann AG

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group:  (a)  [  ]  (b)  [  ]

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds:  WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Item 2(e) or 2(f):  [  ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  Germany

--------------------------------------------------------------------------------
                        7.   Sole Voting Power:  None

                        --------------------------------------------------------
   Number of Shares     8.   Shared Voting Power:  12,079,305
     Beneficially
    Owned by Each       --------------------------------------------------------
   Reporting Person     9.   Sole Dispositive Power:  None

                        --------------------------------------------------------
                        10.  Shared Dispositive Power:  12,079,305

                        --------------------------------------------------------
                        11.  Aggregate Amount Beneficially Owned: 12,079,305

--------------------------------------------------------------------------------
12.  Check if Amount in Row (11) Excludes Certain Shares:  [  ]

--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11):  67.9%

--------------------------------------------------------------------------------
14.  Type of Reporting Person:  CO

--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Cellular Communications International, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights (the "Rights" and, together with the Common Stock, "Shares") issued pursuant to the Rights Agreement, dated as of December 19, 1990, by and between the Company and Continental Stock Transfer and Trust Company, as Rights Agent. The address of the Company's principal executive offices is 110 East 59th Street, New York, New York 10022.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) - (f) Kensington Acquisition Sub, Inc. ("Purchaser") is a newly formed Delaware corporation organized solely to effect the Offer (as defined below) and the Merger (as defined below). Purchaser has not carried on any significant activities other than in connection with the Offer and the Merger. Until immediately prior to the time Purchaser purchased Shares pursuant to the Offer, it did not have any significant assets or liabilities or engage in any significant activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger.

     Olivetti S.p.A., a limited liability company organized under the laws of Italy ("Olivetti"), owns 50% of the outstanding shares of capital stock of Purchaser. Olivetti is a leading international player operating through subsidiaries and affiliates in the telecommunications and information technology sectors. In telecommunications, Olivetti operates in both wireless and wireline markets through Omnitel-Pronto Italia S.p.A. ("Omnitel") and the fixed line operator Infostrada S.p.A., respectively. In the information technology sector, Olivetti wholly owns Olivetti Lexikon, which specializes in information technology products for the office and consumer markets. It also has an 18.5% ownership interest in Wang Global, a United States publicly traded company.

     Mannesmann AG, a limited liability company organized under the laws of Germany ("Mannesmann"), owns 50% of the outstanding shares of capital stock of Purchaser. Mannesmann operates in four sectors: Telecommunications, Engineering, Automotive and Tubes and Trading and generated sales of around DM 39 billion in 1997. The group is one of the leading alternative telecommunication operators in the recently liberalized European market.

     The address for Purchaser's principal offices are c/o Olivetti S.p.A., Via Jervis 77, 10015 Ivrea, Turin, Italy and c/o Mannesmann AG, Mannesmannufer 2, 40213 Dusseldorf, Germany. The telephone numbers of Purchaser at such locations are 39 0125 5200 and 49 211 820 2400, respectively. The principal offices of Olivetti are located at Via Jervis 77, 10015 Ivrea, Turin, Italy. The telephone number of Olivetti at such location is 39 0125 5200. The principal offices of Mannesmann are located at Mannesmannufer 2, 40213 Dusseldorf, Germany. The telephone number of Mannesmann at such location is 49 711 990 2200.

     During the last five years, none of Purchaser, Olivetti or Mannesmann nor, to the best knowledge of Purchaser, Olivetti and Mannesmann, any of the persons or entities on listed on

Schedule I annexed hereto: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

     For information relating to the business address, present principal occupation or employment, and citizenship of the directors and executive officers of Purchaser, Olivetti and Mannesmann, see Schedule I annexed hereto and incorporated by reference herein.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Purchaser accepted for payment 12,079,305 Shares validly tendered and not withdrawn pursuant to the Offer for an aggregate amount equal to $966,344,400. Purchaser obtained the funds required to consummate the Offer, including the fees and expenses of the Offer, through capital contributions from Olivetti and Mannesmann. Olivetti and Mannesmann provided such funds from working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

     (a) - (g), (j) Purchaser and the Company are parties to an Agreement and Plan of Merger dated as of December 11, 1998 (the "Merger Agreement"). Pursuant to the Merger Agreement, Purchaser commenced on December 17, 1998 a tender offer (the "Offer") for all of the outstanding shares of Common Stock at a price of $80 per share, net to the seller in cash, without interest. The Offer expired at 12:00 midnight, New York City time, on Monday, February 1, 1999. Following expiration of the Offer, Purchaser accepted for payment 12,079,305 Shares (representing approximately 55.4% of the Shares on a fully diluted basis or approximately 67.9% of the outstanding Shares) validly tendered and not withdrawn pursuant to the Offer. In accordance with the Merger Agreement, three of the Company's five directors resigned subsequent to consummation of the Offer and were replaced with four persons designated by Purchaser.

     Pursuant to the Merger Agreement, a meeting of the Company's stockholders will be held as promptly as practicable for the purpose of approving the merger (the "Merger") of Purchaser with and into the Company. In connection with the Merger, the Company will become the wholly-owned subsidiary of Olivetti and Mannesmann and each issued and outstanding Share (other than Shares owned by Purchaser, held in the treasury of the Company or with respect to which dissenter's rights have been demanded and perfected pursuant to applicable Delaware law) shall be converted into the right to receive $80 in cash. Under Delaware law, the affirmative vote of a majority of the outstanding Shares entitled to vote, including Shares owned by Purchaser, will be required to approve the Merger. Because Purchaser owns sufficient Shares to approve and adopt the Merger Agreement without the vote of any other stockholder of the Company, the approval and adoption of the Merger Agreement is assured.

     The purpose of the Offer and the Merger is to enable Olivetti and Mannesmann, through Purchaser, to acquire control of the Company's board of directors and the entire equity interest in the Company. The Offer was commenced and consummated to increase the likelihood that the Merger would be completed promptly. Purchaser or an affiliate of Purchaser may seek to acquire additional Shares through open market purchases, privately negotiated transactions, a tender offer or exchange offer or otherwise, upon such terms and at such prices as it shall determine, which may be more or less than the price paid pursuant to the Offer.

     Except as disclosed in this Statement on Schedule 13D, and except for the Merger and the election of Purchaser's designees to fill a majority of the seats on the Company's board of directors, Purchaser has no present plans or proposals that would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of operations, or sale or transfer of a material amount of assets, involving the Company or any of its subsidiaries, or any material changes in the Company's capitalization, corporate structure, business or composition of its management or the Company's board of directors.

     (h) - (i) Upon consummation of the Merger, the Shares will no longer meet the requirements of the Nasdaq Stock Market, Inc. for continued designation for the Nasdaq National Market or the Nasdaq SmallCap Market. Upon consummation of the Merger, Purchaser will terminate registration of the Shares under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) - (e) Purchaser is the direct beneficial owner, and Olivetti and Mannesmann are the indirect beneficial owners, of 12,079,305 Shares (representing approximately 55.4% of the Shares on a fully diluted basis or approximately 67.9% of the outstanding Shares), which number includes 453,585 Shares that are required to be delivered in accordance with guaranteed delivery procedures. All purchased Shares were acquired pursuant to the Offer as described in Item 4. Olivetti and Mannesmann share power to vote or dispose or direct the vote or disposition of such Shares and Kensington has the sole power to vote or dispose of such Shares.

     CIR S.p.A.("CIR") beneficially owns $3,000,000 aggregate principal amount of 6% Convertible Subordinated Notes due 2005 (the "Convertible Notes") issued by the Company. CIR is a majority owned subsidiary of Compagnia Finanziaria De Benedetti S.p.A. ("COFIDE"). Mr. Marco De Benedetti, a director of the Company, Co-President and Co-Secretary of Purchaser and an executive officer responsible for telecom strategy at Olivetti, is a member of the Board of Directors of COFIDE. The Convertible Notes owned by CIR are convertible into 75,100 Shares, which represent approximately .42% of the outstanding Shares, assuming conversion of all the Convertible Notes beneficially owned by CIR.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Reference is hereby made to the information provided under Item 4 of this statement, which Item contains the information relating to the Merger Agreement called for by this Item 6.

     As a condition and inducement to Purchaser's entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Purchaser and the Company entered into an Option Agreement, dated as of December 11, 1998 (the "Option Agreement"), pursuant to which, among another things, the Company granted Purchaser an irrevocable option to purchase up to 4,338,133 newly issued Shares (the "Company Option") under certain specified circumstances at a purchase price per Share of $80.00 (the "Exercise Price"), provided, however, that in no event shall the number of Shares for which the Company Option is exercisable exceed 19.9% of the Company's issued and outstanding shares of Common Stock. Notwithstanding any other provision of the Option Agreement, in no event shall Purchaser's total profit exceed $14 million and, if it otherwise would exceed such amount, Purchaser, at its sole election, shall either (a) reduce the number of Shares subject to the Company Option, (b) deliver to the Company for cancellation Shares previously purchased by Purchaser, (c) pay cash to the Company, or (d) any combination thereof, so that Purchaser's actually realized total profit shall not exceed $14 million after taking into account the foregoing actions.

     As a condition and inducement to Purchaser entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, Purchaser entered into a Stockholders Agreement, dated as of December 11, 1998 (the "Stockholders Agreement"), with the Company and certain stockholders. The stockholders subject to the Stockholders Agreement have agreed that, at any meeting of the Company's stockholders, they will vote, among other things, in favor of the Merger, the execution and delivery by the Company of the Merger Agreement and the approval and adoption of the Merger and the terms thereof and each of the other actions contemplated by the Merger Agreement.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     (a) Joint Filing Agreement Pursuant to Rule 13d-1(k)(1), dated February 12, 1999, by and among Purchaser, Olivetti and Mannesmann.

     (b) Agreement and Plan of Merger, dated as of December 11, 1998, by and between Purchaser and the Company.

     (c) Stockholders Agreement, dated as of December 11, 1998, by and among Purchaser, the Company and certain stockholders of the Company.

     (d) Option Agreement, dated as of December 11, 1998, by and between Purchaser and the Company.

                                    SIGNATURE

     After due inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 1999


                                       KENSINGTON ACQUISITION SUB, INC.



                                        By:        /s/ Marco De Benedetti
                                            ------------------------------------
                                            Name:  Marco De Benedetti
                                            Title: Co-President and Co-Secretary



                                        By:        /s/ Dr. Kurt J. Kinzius
                                            ------------------------------------
                                            Name:  Dr. Kurt J. Kinzius
                                            Title: Co-President and Co-Secretary


                                       OLIVETTI S.p.A.



                                        By:        /s/ Roberto Colaninno
                                            ------------------------------------
                                            Name:  Roberto Colaninno
                                            Title: Chief Executive Officer


                                       MANNESMANN AG



                                        By:        /s/ Dr. Goetz Mueller
                                            ------------------------------------
                                            Name:  Dr. Goetz Mueller
                                            Title: Executive Vice-President



                                        By:        /s/  Dr. Joachim Peters
                                            ------------------------------------
                                            Name:  Dr. Joachim Peters
                                            Title: Counsel

                                INDEX TO EXHIBITS


                                                                               SEQUENTIAL
EXHIBIT NO.                        DESCRIPTION                                  PAGE NO.
-----------  ----------------------------------------------------------------  ----------
99.1         Joint Filing Agreement Pursuant to Rule 13d-1(k)(1), dated
             February 12, 1999 by and among Purchaser, Olivetti and
             Mannesmann.

99.2 Agreement and Plan of Merger, dated as of December 11, 1998, by and between Purchaser and the Company.

99.3 Stockholders Agreement, dated as of December 11, 1998, by and among Purchaser, the Company and certain stockholders of the Company.

99.4 Option Agreement, dated as of December 11, 1998, by and between Purchaser and the Company.


                                   SCHEDULE I

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                 OFFICERS OF PURCHASER, OLIVETTI AND MANNESMANN

     1. The following table sets forth the name and present principal occupation or employment, business address and citizenship of each director and executive officer of Purchaser. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to positions held with Purchaser.


         NAME                     PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-----------------------  ----------------------------------------------------------------
Marco De Benedetti       Mr. De Benedetti is a member of the Board of Directors, Co-
                         President and Co-Secretary. For additional information
                         concerning Mr. De Benedetti, see paragraph 2, below.

Dr. Kurt J. Kinzius      Dr. Kinzius is a member of the Board of Directors, Co President and Co-Secretary. He has been a member of the Board of Directors of Mannesmann Eurokom GmbH since October 1997. Mr. Kinzius'
                         business address is c/o Mannesmann AG, Mannesmannufer 2,
                         D40213, Dusseldorf, and he is a German citizen.


     2. The following table sets forth the name and present principal occupation or employment of each director and executive officer of Olivetti. Unless otherwise indicated, each such person is a citizen of Italy and the business address of each such person is c/o Olivetti S.p.A., Via Jervis 77, 10015 Ivrea, Turin, Italy. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Olivetti.


          NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------     ---------------------------------------------------------------------
Antonio Tesone                Mr. Tesone has been Chairman since September 1996 and a
                              member of the Board of Directors since May 1996. He has his own legal practice located in Milan, Italy.

Roberto Colaninno             Mr. Colaninno has been Chief Executive Officer since September
                              1996. He has been Vice Chairman of Omnitel since April 1997, and Chairman of OliMan since December 1997. He has also been
                              Executive Vice President of Sogefl S.p.A. since November 1996 and a Director and member of the Chairman's Committee of Banca
                              Agricola Mantovana since October 1986.

Peter A. Cohen                Mr. Cohen has been a member of the Board of Directors since May
                              1994. He is currently the managing member of Ramius Capital
                              Group, L.L.C., an investment advisory and investment banking




          NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------     ---------------------------------------------------------------------

                              firm in New York. He is Vice Chairman and a Director of GRC
                              International Inc., a Director of Presidential Life Insurance
                              Company and a Trustee of Mount Sinai/New York University
                              Hospital. He is Vice Chairman of Republic New York
                              Corporation and Chairman and Chief Executive Officer of
                              Republic New York Securities Corporation. Mr. Cohen is a citizen of the United States.

Dr. Klaus Esser               Dr. Esser has been a member of the Board of Directors since
                              February 1998. Dr. Esser is a German citizen. For additional information regarding Dr. Esser, see paragraph 3, below.

Maria Luisa Galardi Lizier    Ms. Lizier has been a member of the Board of Directors since May
                              1964.

Franco Girard                 Mr. Girard has been a member of the Board of Directors since June
                              1990. He has been Director General of C.I.R. S.p.A. since 1986.
                              He is also a member of the Board of Directors of Sasib S.p.A.,
                              Rejna, S.p.A. and Isefi S.p.A.

Bruno Lamborghini             Mr. Lamborghini has been a member of the Board of Directors since October 1996 and Chairman of Olivetti Lexikon S.p.A. since
                              April 1997. He has been President of Eurobit (European
                              Federation of IT Manufacturers) since March 1990, Chairman of
                              EITO (European Information Technology Observatory) since 1992 and President of the Information Technology Agreement Group of
                              the Transatlantic Business Dialogue since 1994.

Gordon M. W. Owen             Mr. Owen has been a member of the Board of Directors and a member of the Audit Committee since October 1996. He has held various positions at Cable & Wireless PLC for more than 35 years.
                              Mr. Owen has been Chairman of Energis since 1992, Acorn
                              Computers Ltd. since 1995 and Yeoman Marine Ltd. since 1995.
                              Mr. Owen has been a non-executive director with NXT Plc since
                              1992. Mr. Owen is a British citizen.

Luca Paravicini Crespi        Mr. Crespi has been a member of the Board of Directors since June
                              1990. He has been a Director of C.I.R. S.p.A. since 1985 and Il
                              Gallione S.p.A. since 1980. He is also Coordinator of Private
                              Banking at Euromobilare Bank.

Alberto Pirelli               Mr. Pirelli has been a member of the Board of Directors since June
                              1992. He has been a Director of Pirelli S.p.A. since 1985 and
                              Deputy Chairman of Pirelli S.p.A. since 1991. He has been a




          NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------     ---------------------------------------------------------------------

                              General Partner of Pirelli & C. since 1986, a Director of Societe
                              Internationale Pirelli S.A. since 1987 and a Director and Vice
                              President of Pirelli Cavi S.p.A. since 1992.

Peter Reimpell                Mr. Reimpell has been a member of the Board of Directors and a member of the Audit Committee since June 1991. He is Chairman of the Board of Bayerische Vereinsbank International,
                              Luxembourg, Bayerische Vereinbank France, Paris, BV Capital
                              Inc., BV Capital Markets (Asia) Ltd., Tokyo, Banque
                              Internationale de Credit et de Gestion, Monaco, Simonbank AG,
                              Eurosynergies S.A., TA Triumph-Adler AG, Koenig & Bauer AG
                              and KBA Planeta AG. He has been Deputy Chairman of
                              Privatbank AG. He is a member of the Board of Bank fur
                              Oberosterreich und Salzburg, Bank fur Tirol und Vorarlberg, GT
                              Investment Fund and WAW Vereinigte Aluminum-Werke AG. He
                              is a member of the International Institute of Banking Studies.
                              Mr. Reimpell is a German citizen.

Piera Rosiello                Ms. Rosiello has been a member of the Board of Directors since
                              May 1996 and Secretary since 1992. She has held various
                              positions in the Legal Office, Legal Affairs Division and
                              International Relations Division since 1954. She also has been a
                              Director of Tecnost S.p.A. since 1987.

Dario Trevisan                Mr. Trevisan has been a member of the Board of Directors and a member of the Audit Committee since October 1996. He practices law at Calesella, Trevisan & Associati. He is a member of the
                              International Corporate Governance Network and the Eurolegal
                              Lawyers Association. He is a lecturer for the MF Conference introductory course "Regulations on Financial Markets."

Gerard Worms                  Mr. Worms has been a member of the Board of Directors and a member of the Audit Committee since October 1996 and
                              December 1997, respectively. He has been Chairman of Banque
                              Rothschild & Cie since 1995. He has been a Director of Credit
                              Local de France since 1996, Paris Orleans since 1996 and Societe
                              Generale de Belgique since 1988. Mr. Worms is a French citizen.

Emilio Gnutti                 Mr. Gnutti was appointed to the Board of Directors on December
                              15, 1998. He is Deputy Chairman and Chief Executive Officer of
                              the Fingruppo and Hopa financing companies, Societa Europea
                              Componenti Elettrici, Markfactor and Colmark and Chief
                              Executive Officer of Molveno Oem and Bresciauno. He is



          NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------     ---------------------------------------------------------------------

                              Chairman and Chief Executive Officer of G.P. Line, F.Leasing,
                              G.P. Finanziaria, Progettazioni Finanziarie, Immobiliare Delfo and
                              Chairman of GIEM, SIT Prealpi, Bitech, S.F., Emozioni d'Oro and
                              SIBER. He is also Manager of SIBER Sardegna and G.P.P.
                              International, Director of Banca Steinhauslin of Florence, and a
                              regular auditor of Thassos Insurance Brokers, Siber BV and RBM.

Luciano La Noce               Mr. La Noce has been Corporate Finance Director since 1995.

Corrado Ariaudo               Mr. Ariaudo has been Chief Financial Officer of Olivetti Group since October 1995 and has been in charge of the Group Auditing
                              Department of Olivetti Group since 1993. He has been a member of the Board of Directors of Omnitel since July 1998, Tecnost
                              S.p.A. since September 1998 and Olivetti Lexikon S.p.A. since
                              April 1998. He has been President of the Board of Directors of
                              Olivetti Ricera S.p.c.A. since March 1998 and Syntax Factory
                              Administration S.p.c.A. since June 1998.

Marco De Benedetti            Mr. De Benedetti has been Managing Director of OliMan since
                              December 1997 and Chairman of Infostrada S.p.A. since October
                              1996. He has been Managing Director of Olivetti Telemedia S.p.A.
                              since September 1994.

Daniele Signorini             Mr. Signorini has been Chief Executive Officer of Olivetti Lexicon
                              S.p.A. since April 1997. He has held various positions, most recently Vice President for Group Sales in Europe, at Whirlpool
                              since 1990.



     3. The following table sets forth the name and present principal occupation or employment of each director and executive officer of Mannesmann. Unless otherwise indicated, each such person is a citizen of Germany and the business address of each such person is c/o Mannesmann AG, Mannesmannufer 2, D-40213 Dusseldorf, Germany. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to employment with Mannesmann. Unless otherwise indicated, each such person has held his or her present occupation as set forth below, or has been an executive officer or director at Mannesmann, for the past five years.


          NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------     ---------------------------------------------------------------------

Dr. Joachim Funk              Dr. Funk is Chairman of the Board of Directors.



          NAME                             PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT
-------------------------     ---------------------------------------------------------------------

Dr. Klaus Esser               Dr. Esser is Vice Chairman of the Board of Directors in charge of finances. He has been Head of the Tax Department of
                              Mannesmann since 1983 and a Member of the Executive Board of
                              Mannesmann since 1994. For additional information regarding Dr.
                              Esser, see paragraph 2, above.

Dr. Wolfgang Peter            Dr. Peter is a member of the Board of Directors in charge of technology.

Sigmar Sattler                Mr. Sattler has been a member of the Board of Directors in charge of personnel since April 1997.

Peter Prinz Wittgenstein      Prinz Wittgenstein is a member of the Board of Directors in charge of sales.
